February 22, 2018

Edward J. Fred
Chief Executive Officer
Origo Acquisition Corporation
708 Third Avenue
New York, NY 10017

       Re:    Origo Acquisition Corporation
              Preliminary Proxy Statement on Schedule 14A
              Filed February 16, 2018
              File No. 001-36757

Dear Mr. Fred:

       We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

General

   1. We note your disclosure on page 35 of the second amendment to your registration statement on Form S-4 (333-221527) filed on February 1, 2018 that you have received a written notification of deficiency from the Listing Qualifications Department of Nasdaq indicating that you are not in compliance with Listing Rule 5550(a)(3) (the "Minimum
      Public Holders Rule") and that you were required to submit a plan to evidence compliance. We further note disclosure that the Nasdaq Hearing Panel granted your request for the continued listing of your securities on Nasdaq pursuant to an extension through February 19, 2018 but stated that this extension constituted the full extent of the
      Panel's discretion in this matter.

       Please prominently disclose that your common stock currently is listed on Nasdaq.
       Discuss your deficiency or compliance with Rule 5550(a)(3) given that the February 19,
       2018 deadline has passed.
 Edward J. Fred
Origo Acquisition Corp.
February 22, 2019
Page 2

      2. Please also discuss your deficiency or compliance with other applicable Nasdaq listing rules. For example, we note that Rule 5101-2 requires companies whose business plan is to complete one or more acquisitions to complete such acquisitions within 36 months of the effectiveness of the IPO registration statement. Clarify whether you are in compliance with this rule given that your IPO was declared effective over 36 months ago on December 12, 2014. As another example, we note that on December 4, 2017, you received a notice from Nasdaq that your failure to hold an annual meeting for the fiscal year ended November 30, 2016 serves as an additional basis for delisting your securities from Nasdaq.

      3. In your "The Extension Amendment" section of your preliminary proxy statement on
         Schedule 14A and in all other applicable places, please discuss the risks to your shareholders if your shares are delisted from Nasdaq.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
        Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3611 with any questions.


                                                             Sincerely,

                                                             /s/ A.N. Parker

                                                             Anne Nguyen Parker
                                                             Assistant Director
                                                             Office of
Transportation and Leisure


cc:      Lawrence A. Rosenbloom
         Ellenoff Grossman & Schole LLP